Filed by Johnson & Johnson pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Johnson & Johnson Commission File No.: 1-3215
Johnson & Johnson Announces Preliminary Results of Kenvue Inc. Exchange Offer
New Brunswick, N.J., August 21, 2023 – Johnson & Johnson (NYSE: JNJ) today announced that, based on preliminary results, its previously announced offer to its shareholders to exchange their shares of Johnson & Johnson common stock for shares of Kenvue Inc. (NYSE: KVUE) (“Kenvue”) common stock owned by Johnson & Johnson was oversubscribed. The exchange offer expired at 12:00 midnight, New York City time, at the end of the day on August 18, 2023. Under the terms of the exchange offer, 8.0324 shares of Kenvue common stock will be exchanged for each share of Johnson & Johnson common stock accepted in the exchange offer.
According to the exchange agent, Computershare Trust Company, N.A., 802,707,331 shares of Johnson & Johnson common stock were validly tendered and not validly withdrawn, including 250,407,279 shares that were tendered by notice of guaranteed delivery. Johnson & Johnson intends to accept 190,955,436 of the tendered shares in exchange for the 1,533,830,450 shares of Kenvue common stock owned by Johnson & Johnson. Because the exchange offer was oversubscribed, Johnson & Johnson is accepting only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Shareholders who owned fewer than 100 shares of Johnson & Johnson common stock, or an "odd-lot," who have validly tendered all of their shares, will not be subject to proration, in accordance with the terms of the exchange offer.
Based on the total number of shares of Johnson & Johnson common stock reported to be tendered prior to the expiration of the exchange offer, it is estimated that approximately 23.8% of the tendered shares of Johnson & Johnson common stock will be exchanged, assuming all shares tendered by guaranteed delivery procedures are delivered under the terms of the exchange offer. This preliminary proration factor is subject to change based on the number of tendered shares that satisfy the guaranteed delivery procedures, as well as the number of "odd-lot" shares that were validly tendered and are not subject to proration. Johnson & Johnson expects to announce the final proration factor on August 23, 2023, promptly following the expiration of the guaranteed delivery period. Shares of Johnson & Johnson common stock tendered but not accepted for exchange will be returned to the tendering shareholders in book-entry form promptly after the final proration factor is announced. Following the completion of the exchange offer, Johnson & Johnson will retain approximately 9.5% of the outstanding shares of Kenvue common stock.
Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the dealer managers for the exchange offer.
About Johnson & Johnson
At Johnson & Johnson, we believe good health is the foundation of vibrant lives, thriving communities and forward progress. That’s why for more than 135 years, we have aimed to keep people well at every age and every stage of life. Today, as the world’s largest, most diversified healthcare products company, we are committed to using our reach and size for good. We strive to improve access and affordability, create healthier communities, and put a healthy mind, body and environment within reach of everyone, everywhere. We are blending our heart, science and ingenuity to profoundly change the trajectory of health for humanity.
Forward Looking Statements
This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts.
Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.
Additional Information and Where to Find It
This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com.
Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).
Investor Relations:
Jessica Moore
investor-relations@its.jnj.com
Media Relations:
Jake Sargent
media-relations@its.jnj.com
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